674 Via de La Valle, Suite 226, Solana Beach, CA 92075 ▪ 858.481.5600 ▪ 858.481.5603 (fax) ▪ www.TheSmallBusinessCompany.com

November 1, 2008

Ms. Jennifer Monick
Senior Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: Your Letter Dated October 23, 2008 [attached hereto]

Dear Ms. Monick:

This is meant to respond to your above referenced letter.

With regards to the Form 8-K filed with the Commission on October 22, 2008, the Commission requested we clarify the reason for non-reliance on the previously issued financial statements included with a Form 10-KSB filed on October 14, 2008, and specifically requested that the particular securities laws at issue be referenced.

Our Response: Our October 22, 2008 Form 8-K specifically referenced and included the text of NASD Rule 6530, which requires Form 10-KSB filings to include the independent auditor’s certification of the financials included therein. The Form 8-K filing also indicated the reason that the certification was not included:

“Prior to the filing of its annual report on Form 10-K on October 14, 2008, the Company received and reviewed financial statements, which it used to draft its annual report that was filed on October 14, 2008. The financial statements included an audit report. In error, the Company concluded that the audit report constituted certification to file the annual report, when in fact it did not. No such certification was given.”

Additionally, the Form 8-K included statements to the effect that we communicated with our independent auditor, Moore & Associates, Chartered, about the discrepancy after FINRA gave use notice of the Rule 6530 issue, and cooperated with our independent auditor to provide them with documents necessary for them to provide their certification.

We specifically asked Moore & Associates, Chartered, to provide us with a letter stating whether it agreed with the statements made by us in the October 22, 2008 Form 8-K and if not, stating the respects in which it did not agree. This was included within the Form 8-K.

Please refer to the Form 8-K filed on October 23, 2008, which includes an exhibit containing the letter of Moore and Associates, Chartered, stating that they agreed with the statements contained in the October 22, 2008 Form 8-K.

Also, please see our amended Form 10-K, which includes the certification of Moore and Associates, Chartered.

Thus, it is our position that we clearly described the problem from a factual and legal point of view with respect to the lack of certification in the Form 10-KSB filing of October 14, 2008, and that no other clarification needs to be undertaken. Of course, we are dedicated and interested in compliance, and to the extent that the Commission deems it advisable, we are open to your response to this letter.

We also note that in our telephone conversation, we discussed the concepts of “certification” and “consent.” To the extent that NASD Rule 6530 required the independent auditors “certification,” we viewed this in the same light and with the same meaning as the auditor’s “consent” to file the financials.

Additionally, we do confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings noted above; (ii) staff comments or changes to disclosure to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us after your review of this letter for any follow up discussion. In the event that you have no further comment, we would appreciate your communicated that as well.

Sincerely yours,
David Larson
President/CEO
The Small Business Company
858-481-5617